UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Terremark Worldwide, Inc. (Name of Issuer)

Common Stock, $0.001 par value (Title of Class of Securities)

881448203 (CUSIP Number)

William L. Horton, Jr., Esq.

Senior Vice President, Deputy General Counsel and Corporate Secretary

Verizon Communications Inc.

140 West Street

New York, New York 10007

(212) 395-1000

Copies to:

Frederick S. Green, Esq.

Michael E. Lubowitz, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2011 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 881448203	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VERIZON COMMUNICATIONS INC. I.R.S. Identification No. 23-2259884
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 78,449,980
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 78,449,980
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,449,980
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96.6%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 881448203	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VERIZON HOLDINGS INC. I.R.S. Identification No. 27-5027769
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 78,449,980
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 78,449,980
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,449,980
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96.6%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Shares”), of Terremark Worldwide, Inc., a Delaware corporation (“Terremark”). Terremark’s principal executive offices are located at One Biscayne Tower, 2 South Biscayne Boulevard, Suite 2800, Miami, Florida 33131. Terremark’s telephone number at such address is (305) 961-3200.

Item 2.	Identity and Background

This Statement is filed by Verizon Holdings Inc. (the “Purchaser”) and Verizon Communications Inc. (“Parent”) (collectively, the “Reporting Persons”). Purchaser is a wholly owned subsidiary of Parent.

Parent is a Delaware corporation. Parent’s principal executive officers are located at 140 West Street, New York, New York, 10007. Parent is one of the world’s leading providers of communications services. Parent has two primary reportable segments: Domestic Wireless, which includes wireless voice and data services and equipment sales, which are provided to consumer, business and government customers across the U.S., and Wireline, which includes voice, Internet access, broadband video and data, next generation Internet protocol network services, network access, long distance and other services. Parent provides Wireline products and services to consumers in the U.S. as well as to carriers, businesses and government customers both in the U.S. and in 150 other countries around the world.

Purchaser is a Delaware corporation and a wholly owned subsidiary of Parent. Purchaser was organized by Parent to acquire Terremark and has not conducted any unrelated activities since its organization. Purchaser’s principal executive offices are located at 140 West Street, New York, New York, 10007.

The name, residence or business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) and place of citizenship of each executive officer and director of Parent and Purchaser are set forth on Schedules I and II attached hereto (collectively, the “Scheduled Persons,” and each a “Scheduled Person”), and are incorporated herein by reference.

During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, any of the Scheduled Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, Parent, Purchaser and Terremark entered into an Agreement and Plan of Merger, dated as of January 27, 2011, as amended on February 28, 2011 (the “Merger Agreement”), a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, on February 10, 2011 Purchaser commenced a tender offer (the “Offer”) to purchase all of the outstanding Shares, at a price of $19.00 per share (the “Offer Price”), net to the sellers in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 10, 2011 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal.

The Offer expired at 12:00 midnight, New York City time, at the end of the day on March 31, 2011. On April 1, 2011, Purchaser accepted for purchase all Shares that were validly tendered and not validly withdrawn in connection with the Offer. An aggregate of 59,754,625 Shares were purchased by Purchaser in accordance with the terms of the Offer at a price of $19.00 per Share, without interest thereon and less any applicable withholding taxes. Pursuant to the subsequent offering period that expired on April 7, 2011, as well as Shares delivered pursuant to notices of guaranteed delivery, Purchaser purchased the following number of Shares on the following dates at the offer price of $19.00 per Share:

DATE:	NUMBER OF SHARES:
April 4, 2011	750,981
April 5, 2011	671,729
April 6, 2011	4,854,482
April 7, 2011	2,305,741

Additionally, on April 7, 2011, Purchaser purchased 10,112,422 Shares from Terremark at the price of $19.00 per Share pursuant to an equity issuance as contemplated by the terms of the Merger Agreement (the “Equity Issuance”).

Purchaser paid an aggregate of $1,298,413,602.00 to holders of Shares acquired pursuant to the initial Offer and subsequent offering period and $192,136,018.00 to Terremark pursuant to the Equity Issuance, all of which was funded through Parent’s existing working capital.

The Shares purchased in the Offer, Equity Issuance and subsequent offering period gave Purchaser aggregate ownership of more than 90% of the outstanding Shares as of April 8, 2011. Accordingly, Parent intends to promptly effect a short-form merger (the “Merger”) pursuant to Section 253 of the Delaware General Corporation Law (the “DGCL”) and, as a result, Terremark will become a wholly owned subsidiary of Parent. As a result of the merger, any Shares not tendered in the Offer will be cancelled and (except for Shares held in the treasury of Terremark or by Parent or Purchaser, or shares for which appraisal rights are properly demanded) will be converted into the right to receive the same $19.00 in cash per Share, without interest and less any applicable withholding taxes, that was paid in the Offer.

Item 4.	Purpose of Transaction

The information set forth under Item 3 of this Statement is incorporated herein by reference. The purpose of the Offer is for Parent, through Purchaser, to acquire control of, and the entire equity interest in, Terremark. The Offer, as the first step in the acquisition of Terremark, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer.

Following consummation of the Offer, pursuant to the terms of the Merger Agreement, Parent designated six persons to serve on Terremark’s Board of Directors.

Following the Merger, the Shares will no longer be traded on the NASDAQ Global Market, there will be no public market for the Shares and registration of the Shares under the Securities Exchange Act of 1934, as amended, will be terminated.

As of the date of this Statement and except as otherwise provided in the Offer to Purchase, it is expected that, initially following the Merger, the business and operations of Terremark will be continued substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of Terremark after the consummation of the Merger and will take such actions with respect to Terremark as it deems appropriate under the circumstances then existing. Thereafter, from time to time, Parent may make changes to Terremark’s business, operations, capitalization or management with a view to combining the existing and future service offerings of Terremark and Parent and optimizing development of Terremark’s potential in conjunction with Parent’s other business.

All information contained in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for Terremark” and “Certain Effects of the Offer” is incorporated herein by reference. Except as set forth in this Statement (including any information incorporated by reference) and in connection with the transaction described above, none of the Reporting Persons has any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b) As of April 8, 2011 Purchaser was the direct record owner of and may be deemed to have shared voting and dispositive power with respect to, and Parent may be deemed to beneficially own and have shared voting and dispositive power with respect to, 78,449,980 Shares, representing approximately 96.6% of the issued and outstanding Shares.

(c) The information set forth under Item 3 of this Statement is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 of this Statement is incorporated herein by reference. All information contained in the section of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with Terremark” and “The Merger Agreement; Other Agreements – Other Agreements” is incorporated herein by reference. Except as disclosed in this Statement or as set forth in or contemplated in the Merger Agreement, there are no contracts, understandings or relationships between the Reporting Persons and any third person with respect to the Shares.

Item 7.	Material to Be Filed as Exhibits

1.	Agreement and Plan of Merger, dated as of January 27, 2011, by and among Verizon Communications Inc., Verizon Holdings Inc. and Terremark Worldwide, Inc. (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO filed by Verizon Communications Inc. and Verizon Holdings Inc. with the Securities and Exchange Commission on February 10, 2011, as amended).

2.	Offer to Purchase, dated February 10, 2011 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Verizon Communications Inc. and Verizon Holdings Inc. with the Securities and Exchange Commission on February 10, 2011, as amended).

3.	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9) (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Verizon Communications Inc. and Verizon Holdings Inc. with the Securities and Exchange Commission on February 10, 2011, as amended).

4.	Joint Filing Agreement, dated April 8, 2011, by and between Verizon Communications Inc. and Verizon Holdings Inc.*

*	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

VERIZON COMMUNICATIONS INC.

By:	/s/ John W. Diercksen
Name:	John W. Diercksen
Title:	Executive Vice President – Strategy, Development and Planning
Date:	April 8, 2011

VERIZON HOLDINGS INC.

By:	/s/ John W. Diercksen
Name:	John W. Diercksen
Title:	Executive Vice President – Strategy, Development and Planning
Date:	April 8, 2011

SCHEDULE I

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

VERIZON COMMUNICATIONS INC.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Verizon Communications Inc. are set forth below. The business address of each director and executive officer is 140 West Street, New York, New York, 10007. All directors and executive officers listed below are citizens of the United States.

DIRECTORS

Name	Present Principal Occupation or Employment

Ivan G. Seidenberg	Chairman (since 2004) and Chief Executive Officer (since 2002) of Parent; director of Parent since 1997; director of BlackRock, Inc. since January 2011.

Lowell C. McAdam	President and Chief Operating Officer (since 2010) of Parent, director of Parent since 2011.

Richard L. Carrión	Chairman, President and Chief Executive Officer of Popular, Inc. and Banco Popular de Puerto Rico for over 16 years; director of Parent since 1997; member of the Corporate Governance and Policy Committee and Human Resources Committee of Parent; class A director of the Federal Reserve Bank of New York since January 2008.

M. Frances Keeth	Director of Parent since 2006; member of the Audit Committee and Human Resources Committee of Parent; director of Arrow Electronics, Inc. since 2004 and Peabody Energy Corporation since 2009.

Robert W. Lane	Director of Parent since 2004; member of the Audit Committee and Human Resources Committee of Parent; director of General Electric Company since 2005 and Northern Trust Corporation since 2009; member of the supervisory board of BMW AG since 2009.

Sandra O. Moose	President of Strategic Advisory Services LLC; director of Parent since 2000; Presiding Director, Chairperson of the Corporate Governance and Policy Committee of Parent.

Name	Present Principal Occupation or Employment

Joseph Neubauer	Chairman and Chief Executive Officer of ARAMARK Holdings Corporation; director of Parent since 1995; Chairperson of the Human Resources Committee of Parent; director of Macy’s, Inc. since 1992.

Donald T. Nicolaisen	Director of Parent since 2005; Chairperson of the Audit Committee of Parent and member of the Corporate Governance and Policy Committee of Parent; director of MGIC Investment Corporation since 2006, Morgan Stanley since 2006 and Zurich Financial Services since 2006.

Thomas H. O’Brien	Director of Parent since 1987; member of the Audit Committee of Parent; director of Black Rock Inc. since 1999.

Clarence Otis, Jr.	Director of Darden Restaurants since 2004, Chairman since 2005 and Chief Executive Officer since 2004; director of Parent since 2006; member of the Audit Committee and the Human Resources Committee of Parent; class B director of the Federal Reserve Bank of Atlanta since January 2010; director of VF Corporation since 2004.

Hugh B. Price	Visiting Professor and Lecturer at the Woodrow Wilson School of Public and International Affairs at Princeton University since 2008 and Non-Resident Senior Fellow at The Brookings Institution; director of Parent since 1997; member of the Corporate Governance and Policy Committee of Parent; director of MetLife, Inc. since 1999 and Metropolitan Life Insurance Company since 1994.

Rodney E. Slater	Partner with Patton Boggs LLP since 2001; director of Parent since 2010; member of the Corporate Governance and Policy Committee of Parent; director of Delta Air Lines, Inc. since 2008, Kansas City Southern since 2001 and Transurban Group since 2009.

John W. Snow	President of JWS Associates, LLC; non-executive Chairman of Cerberus Capital Management, L.P.; director of Parent since 2007; member of the Corporate Governance and Policy Committee and the Human Resources Committee of Parent; director of Marathon Oil Corporation since 2006, AMERIGROUP Corporation since August 2010 and International Consolidated Airlines Group, S.A. since September 2010.

Name	Present Principal Occupation or Employment

John R. Stafford	Director of Parent since 1997; member of the Human Resources Committee of Parent.

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment

Ivan G. Seidenberg	Chairman and Chief Executive Officer

Lowell C. McAdam	President and Chief Operating Officer

Robert J. Barish	Senior Vice President and Controller

Francis J. Shammo	Executive Vice President and Chief Financial Officer

John W. Diercksen	Executive Vice President – Strategy, Development and Planning

Randal S. Milch	Executive Vice President and General Counsel

Roger Gurnani	Executive Vice President and Chief Information Officer

Daniel S. Mead	Executive Vice President and President and Chief Executive Office – Verizon Wireless Joint Venture

Anthony J. Melone	Executive Vice President and Chief Technology Officer

Marc C. Reed	Executive Vice President – Human Resources

Virginia P. Ruesterholz	Executive Vice President and President – Verizon Services Operations

Thomas J. Tauke	Executive Vice President – Public Affairs, Policy and Communications

SCHEDULE II

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

VERIZON HOLDINGS INC.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Verizon Holdings Inc. are set forth below. Unless otherwise indicated, the business address of each director and executive officer is 140 West Street, New York, New York, 10007. All directors and executive officers listed below are citizens of the United States.

DIRECTORS

Name	Present Principal Occupation or Employment and Business Address

Lowell C. McAdam	Director and Chief Executive Officer

Francis J. Shammo	Director and Chief Financial Officer

John W. Diercksen	Director and Executive Vice President – Strategy, Development and Planning

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment and Business Address

Lowell C. McAdam	Director and Chief Executive Officer

Francis J. Shammo	Director and Chief Financial Officer

John W. Diercksen	Director and Executive Vice President – Strategy, Development and Planning

Randal S. Milch	General Counsel